Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-216082
October 7, 2019

PepsiCo, Inc.
2.875% Senior Notes due 2049

Issuer:	PepsiCo, Inc.
Ratings (Moody’s / S&P):	A1 / A+ (Stable Outlook / Stable Outlook)
Trade Date:	October 7, 2019
Settlement Date (T+2):	October 9, 2019
Title of Securities:	2.875% Senior Notes due 2049
Aggregate Principal Amount Offered:	$1,000,000,000
Maturity Date:	October 15, 2049
Interest Payment Dates:	Semi-annually on each April 15 and October 15, commencing on April 15, 2020
Benchmark Treasury:	2.875% due May 15, 2049
Benchmark Treasury Yield:	2.043%
Spread to Treasury:	+92 basis points
Re-offer Yield:	2.963%
Coupon:	2.875%
Price to Public:	98.258%
Optional Redemption:	Prior to April 15, 2049, make-whole call at Treasury rate plus 15 basis points; par call at any time on or after April 15, 2049
Net Proceeds to PepsiCo (Before Expenses):	$973,830,000
Use of Proceeds:

PepsiCo intends to use an amount equivalent to the net proceeds from this offering to fund, in whole or in part, Eligible Green Projects, which promote PepsiCo’s selected Sustainable Development Goals as defined by the United Nations.

Day Count Fraction:	30/360
CUSIP / ISIN:	713448 EP9 / US713448EP96
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Mizuho Securities USA LLC
Senior Co-Managers:	BofA Securities, Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	ANZ Securities, Inc.
ING Financial Markets LLC PNC Capital Markets LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Mischler Financial Group, Inc. R. Seelaus & Co., LLC

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and S&P. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.

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